Term sheet	Registration Statement No. 333-133285

To prospectus dated July 10, 2006	Filed Pursuant to Rule 433 of the Securities Act of 1933

preliminary prospectus supplement dated July 10, 2006
Free Writing Prospectus Dated July 11, 2006
Archstone-Smith Operating Trust
$500,000,000
4.00% Exchangeable Senior Notes due 2036

Issuer:	Archstone-Smith Operating Trust

Issuer of Common Shares:	Archstone-Smith Trust

Ticker for Common Shares:	ASN

Title of Securities:	4.00% Exchangeable Senior Notes Due 2036

Principal Amount Offered:	$500,000,000

Over-allotment Option:	$75,000,000

Principal Amount per Note:	$1,000

Issue price:	98.75%

Proceeds Net of Aggregate Underwriting Compensation:	$490.0 million (excluding option to purchase up to $75 million of additional notes)

Annual Interest Rate:	4.00% per year

Premium:	22.00%

Reference Price:	$52.14

Exchange Price:	$63.6108 per Archstone-Smith Trust common share

Exchange Trigger Price	$82.6940

Initial Exchange Rate:	15.7206 Archstone-Smith Trust common shares per $1,000 principal amount of notes

Trustee:	U.S. Bank National Association

Interest Payment Dates:	January 15 and July 15 of each year, beginning January 15, 2007

Maturity Date:	July 15, 2036

Trade Date:	July 11, 2006

Settlement Date:	July 14, 2006

CUSIP:	039584 AC 1

ISIN NUMBER:	US039584AC16

Underwriters:	Citigroup Global Markets Inc.

Morgan Stanley & Co. Incorporated

J.P. Morgan Securities Inc.

Adjustment to Shares Delivered upon Exchange upon Fundamental Change	The following table sets forth the share price and the number of additional shares to be received per $1,000 principal amount of notes:

	Effective Price
Effective Date	$52.14	$55.00	$60.00	$65.00	$70.00	$75.00	$85.00

July 14, 2006	3.4585	2.8269	1.9550	1.3141	0.8468	0.5126	0.1188

July 18, 2007	3.4529	2.7997	1.9038	1.2543	0.7892	0.4620	0.0920

July 18, 2008	3.4290	2.7442	1.8167	1.1573	0.6983	0.3860	0.0532

July 18, 2009	3.3796	2.6484	1.6716	1.0009	0.5559	0.2721	0.0100

July 18, 2010	3.3164	2.4923	1.4113	0.7159	0.3093	0.0944	0.0000

July 18, 2011	3.4585	2.4612	0.9461	0.0000	0.0000	0.0000	0.0000

If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year. In addition, if the share price is greater than $85.00 per share (subject to adjustment), the exchange rate will not be adjusted. If the share price is less than $52.14 per share (subject to adjustment), the exchange rate will not be adjusted. Notwithstanding the foregoing, in no event will the total number of Archstone-Smith common shares issuable upon exchange exceed 19.1791 per $1,000 principal amount of notes, subject to adjustments.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 1-800-831-9146, or Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649.

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